Transamerica Life Insurance Company Administrative Office: 4333 Edgewood Road NE – MS 4240 Cedar Rapids, IA 52499

October 28, 2011

Craig Ruckman, Esq.

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549-0506

Re:	Selective Review – Initial Filing
Separate Account VA M
Flexible Premium Variable Annuity – U
File Nos.: 333-177584; 811-22622
Transamerica Life Insurance Company

Dear Mr. Ruckman:

The above-referenced initial filing was made on October 28, 2011 (accession number is 0001193125-11-285817). The Flexible Premium Variable Annuity – U version is substantially similar to the Flexible Premium Variable Annuity – I product. We have already provided under separate cover, a black-lined comparison of the two products to hi-light all the differences.

The following changes are the main differences in the above referenced filing:

•	Changes in the available Investment Choices.
•	The Annual Step-Up Death Benefit is not available under this product.
•	There is no Fund Facilitation Fee.
•	The following optional riders are not available under this product:
•	Additional Death Distribution
•	Additional Death Distribution+
•	Living Benefits Rider
•	Retirement Income Choice® 1.2 Rider
•	Income Link® Rider
•	The Retirement Income Max Rider which is available, is identical to the recent “A” filing made on Flex-I except for differences in the Designated Investment Options.

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Flexible Premium Variable Annuity – U product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Life Insurance Company

/s/Darin D. Smith

Darin D. Smith

General Counsel

Transamerica Capital Management

Member of the Group